UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)


                               Insilco Corporation
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                                (Name of Issuer)


                    Common Stock (Par Value $.001 Per Share)
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                         (Title of Class of Securities)


                                    457659704
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                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
      -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 8, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

-------------------
CUSIP NO. 457659704
-------------------

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Water Street Corporate Recovery Fund I, L.P.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  / /
                                                       (b)  / /

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      OO; WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            / /

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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Number of    7.  SOLE VOTING POWER
  Shares          -0-
           ----------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
 Owned By         1,863,878
           ----------------------------------------------------------
   Each      9.  SOLE DISPOSITIVE POWER
Reporting         -0-
           ----------------------------------------------------------
Person       10. SHARED DISPOSITIVE POWER
   With           1,863,878
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.2%

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14.   TYPE OF REPORTING PERSON
      PN

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                                PAGE 2 OF 9 PAGES

-------------------
CUSIP NO. 457659704
-------------------

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  / /
                                                       (b)  / /

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      WC

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            / /

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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Number of    7.  SOLE VOTING POWER
  Shares          334
           ----------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
 Owned By         1,863,878
           ----------------------------------------------------------
   Each      9.  SOLE DISPOSITIVE POWER
Reporting         334
           ----------------------------------------------------------
Person       10. SHARED DISPOSITIVE POWER
   With           1,863,878
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,864,212
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.2%
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14.   TYPE OF REPORTING PERSON
      HC; PN

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                                PAGE 3 OF 9 PAGES

-------------------
CUSIP NO. 457659704
-------------------

-------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.

-------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  / /
                                                       (b)  / /

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3.    SEC USE ONLY


-------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC


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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            /X/

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------------------------------------------------------
Number of    7.  SOLE VOTING POWER
  Shares          -0-
           ----------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
 Owned By         1,863,878
           ----------------------------------------------------------
   Each      9.  SOLE DISPOSITIVE POWER
Reporting         -0-
           ----------------------------------------------------------
Person       10. SHARED DISPOSITIVE POWER
   With           1,863,878
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
-------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.2%

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14.   TYPE OF REPORTING PERSON

      BD; PN; IA

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                                PAGE 4 0F 9 PAGES

                               AMENDMENT NO. 11 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               INSILCO CORPORATION

           Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby file this Amendment No. 11 (this "Amendment No. 11") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 10 thereto dated April 6, 1998 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

           This Amendment No. 11 is being filed to report that Water Street, the Company and Merger Sub entered into Amendment No. 1 to the Voting Agreement, dated as of June 8, 1998 ("Amendment No. 1 to the Voting Agreement"), to increase the price per share for Merger Sub to exercise the Option to purchase all (but not less than all) of the Water Street Securities from $44.50 to $45.00. Amendment No. 1 to the Voting Agreement was entered into in connection with the execution of Amendment No. 1 to the Merger Agreement, dated as of June 8, 1998, among the Company, Existing Sub and Merger Sub ("Amendment No. 1 to the Merger Agreement"), which provides that, among other things, the shareholders of the Company will receive in exchange for each share of Common Stock $43.48 in cash and 0.03378 shares of retained stock in the surviving corporation.

           This Amendment No. 11 is also being filed to report that Water Street beneficially owns approximately 45.2% of the Common Stock reported by the Company to be outstanding as of May 12, 1998 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.


ITEM 4.    PURPOSE OF TRANSACTION.


           Item 4 is hereby amended and supplemented as follows:

           As described in Item 6 of this Amendment No. 11, (i) on June 8, 1998, the Company, Existing Sub and Merger Sub entered into Amendment No. 1 to the Merger Agreement and (ii) on June 8, 1998, Water Street, the Company and Merger Sub entered into Amendment No. 1 to the Voting Agreement.

           In a press release issued by the Company on June 8, 1998, the Company reported that the Merger Agreement had been amended so that the shareholders of the Company will receive in exchange for each share of Common Stock $43.48 in cash and 0.03378 shares of retained stock in the surviving corporation.

           Pursuant to Amendment No. 1 to the Voting Agreement and in connection with Amendment No. 1 to the Merger Agreement, the price per share for Merger Sub to exercise the Option to purchase all (but not less than all) of the Water Street Securities has been increased from $44.50 to $45.00.

------------------------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.


                                PAGE 5 OF 9 PAGES

           The foregoing summary of Amendment No. 1 to the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of such Amendment No. 1, which is filed as Exhibit 14 hereto and incorporated herein by reference.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5(a) is hereby amended and restated as follows:

           (a) As of the date hereof, Water Street beneficially owns an aggregate of 1,863,878 shares of Common Stock. Based upon the foregoing, Water Street beneficially owns approximately 45.2% of the Common Stock reported by the Company to be outstanding as of May 12, 1998 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

           As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 1,863,878 shares of Common Stock beneficially owned by Water Street, representing in the aggregate approximately 45.2% of the outstanding Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

           Item 5(c) is hereby amended and supplemented as follows:

           (c) As further described in Item 4 hereof, Water Street, the Company and Merger Sub entered into Amendment No. 1 to the Voting Agreement to increase the price per share for Merger Sub to exercise the Option to purchase all (but not less than all) of the Water Street Securities from $44.50 to $45.00. The summary of Amendment No. 1 to the Voting Agreement contained in this Amendment No. 11 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of such Amendment No. 1, which is filed as
Exhibit 14 hereto and incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is hereby amended and supplemented as follows:

           As discussed in Item 4 of this Amendment No. 11, Water Street, the Company and Merger Sub entered into Amendment No. 1 to the Voting Agreement to increase the price per share for Merger Sub to exercise the Option to purchase all (but not less than all) of the Water Street Securities from $44.50 to $45.00.

           The summary of Amendment No. 1 to the Voting Agreement contained in this Amendment No. 11 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of such Amendment No. 1, which is filed as Exhibit 14 hereto and incorporated herein by reference.



                                PAGE 6 OF 9 PAGES

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended and supplemented by adding thereto the following:

           (14) Amendment No. 1 to Voting Agreement, dated as of
                June 8, 1998, among the Company, Merger Sub and
                Water Street.





























                                PAGE 7 OF 9 PAGES

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WATER STREET CORPORATE RECOVERY
                                  FUND I, L.P.

                                  By: Goldman, Sachs & Co., its
                                  General Partner

                                      By:   /s/  Richard A. Friedman
                                          Name:  Richard A. Friedman
                                          Title: Managing Director


                                  GOLDMAN, SACHS & CO.

                                      By:   /s/  Richard A. Friedman
                                          Name:  Richard A. Friedman
                                          Title: Managing Director


                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By: The Goldman Sachs Corporation,
                                      its general partner

                                      By:   /s/  Richard A. Friedman
                                          Name:  Richard A. Friedman
                                          Title: Executive Vice President



Dated: June 15, 1998






                                PAGE 8 OF 9 PAGES

                                INDEX TO EXHIBITS





Exhibit No.                        Exhibit                       Page

(14) Amendment No. 1 to Voting Agreement, dated as of June 8, 1998, among the Company, Merger Sub and Water Street.





























                                PAGE 9 OF 9 PAGES